December 23, 2021

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Attn: Mark Brunhofer and Sharon Blume, Office of Finance

Re:	Burford Capital Limited
Form 20-F for the Fiscal Year Ended December 31, 2020
Filed March 24, 2021
Form 6-K Dated September 9, 2021
Filed September 9, 2021
File No. 001-39511

Dear Mr. Brunhofer and Ms. Blume:

Burford Capital Limited (“Burford” or the “Company”) has today submitted with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter, setting forth the Company’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter dated November 16, 2021 (the “Comment Letter”), relating to the Company’s Interim Report annexed as Exhibit 99.1 to Form 6-K dated September 9, 2021 filed with the SEC on September 9, 2021 (the “Form 6-K”).

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. The Staff’s comments are set forth in bold, followed by the Company’s response to such comments.

Form 6-K Filed September 9, 2021

Exhibit 99.1: Burford Capital Limited Half-Year Report for the period ended June 30, 2021

Consolidated operating results

Six months ended June 30, 2021, compared to six months ended June 30, 2020

Operating Expenses, page 17

1. We acknowledge your response to prior comment 1. Please address the following additional comments related to your accounting prior to recording the additional $45 million accrual in the first half of 2021:

•	Elaborate on how you were unable to estimate with sufficient certainty the compensation under your "carry plans" when you record your capital provision assets at fair value. In your response, specifically address the impact of the time value of money on your asset valuation and why apparently timing estimates for asset valuation could not be used in estimating long-term carry plan compensation.

•	We note from your response that the carry plans should be assessed as a long-term employee benefit pursuant to paragraph 24 of IAS 19. As this paragraph requires other long-term employee benefit accounting, tell us how you considered the guidance in paragraphs 155 and 156 of IAS 19, which requires recognition and measurement of surplus or deficit in a plan (paragraphs 56 to 60) and recognition of service cost, net interest on the net defined benefit liability, and remeasurments of the net defined benefit liability.

Despite extensive analysis of the issue at the time the carry plans were adopted, including consultation with our independent registered public accounting firm, Ernst & Young LLP (“EY”), in connection with the preparation of our financial statements as of and for the six months ended June 30, 2021, we have performed additional analysis and conducted additional consultations with EY and concluded that the legal finance one-time, non-cash accrual previously recognized in the six months ended June 30, 2021 as reported in our half-year report should have been applied to 2019 and 2020 as well as 2021.  On December 22, 2021, we furnished on Form 6-K a press release announcing our determination and providing corrected amounts for the affected reporting periods.

Should you have any questions or comments with respect to this letter, please contact me at 646-849-9424; kbrause@burfordcapital.com.

Sincerely,

Burford Capital Limited

By	/s/ Kenneth A. Brause
Kenneth A. Brause
Chief Financial Officer

cc:	Mark Klein
Charles Utley

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